SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. ) *

TAL Education Group
(Name of Issuer)

Class A Common Shares, US$0.001 par value per share
(Title of Class of Securities)

G8663P 108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8663P 108	13G	Page 2 of 8 Pages

1		Name Of Reporting Person Bright Unison Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

59,550,000(1) common shares, (represented by 59,550,000 Class B common shares, which may be converted into 59,550,000 Class A common shares within 60 days of the filing date).  Bangxin Zhang may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0
7

Sole Dispositive Power

59,550,000(1) common shares, (represented by 59,550,000 Class B common shares, which may be converted into 59,550,000 Class A common shares within 60 days of the filing date).  Bangxin Zhang may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 59,550,000(1) common shares
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

CUSIP No. G8663P 108	13G	Page 3 of 8 Pages

11	Percent of Class Represented by Amount in Row 9	71.2%(1)(2)
12	Type of Reporting Person CO

(1)
Consisting of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(2)	Assumes conversion of all such reporting person's Class B common shares into Class A common shares.

CUSIP No. G8663P 108	13G	Page 4 of 8 Pages

1		Name of Reporting Person Bangxin Zhang
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

59,550,000(3) common shares, (represented by 59,550,000 Class B common shares, which may be converted into 59,550,000 Class A common shares within 60 days of the filing date). Bright Unison Limited may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0
7

Sole Dispositive Power

59,550,000(3) common shares, (represented by 59,550,000 Class B common shares, which may be converted into 59,550,000 Class A common shares within 60 days of the filing date). Bright Unison Limited may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0

_________________________

(3)
Consisting of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(4)	Assumes conversion of all such reporting person's Class B common shares into Class A common shares.

CUSIP No. G8663P 108	13G	Page 5 of 8 Pages

9	Aggregate Amount Beneficially Owned by Each Reporting Person 59,550,000(3) common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent Of Class Represented By Amount In Row 9	71.2%(3)(4)
12	Type of Reporting Person IN

CUSIP No. G8663P 108	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer:

TAL Education Group

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Hesheng Building 32 Zhongguancun Avenue, Haidian District Beijing 100080 The People's Republic of China

Item 2(a).	Name of Person Filing:

Bright Unison Limited Bangxin Zhang

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Bright Unison Limited
c/o Bangxin Zhang
18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
The People's Republic of China

Bangxin Zhang
18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
Beijing 100080
The People's Republic of China

Item 2(c)	Citizenship:

Bright Unison Limited – British Virgin Islands Bangxin Zhang – The People's Republic of China

Item 2(d).	Title of Class of Securities:

Class A common shares

Item 2(e).	CUSIP Number:

G8663P 108

CUSIP No. G8663P 108	13G	Page 7 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Common shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Bright Unison Limited	59,550,000	71.2%	59,550,000	0	59,550,000	0
Bangxin Zhang	59,550,000	71.2%	59,550,000	0	59,550,000	0

Bright Unison Limited, a British Virgin Islands company, is the record owner of 59,550,000 Class B common shares, which may be converted into 59,550,000 Class A common shares within 60 days of the filing date. Bangxin Zhang is the sole owner and director of Bright Unison Limited.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Bangxin Zhang may also be deemed to beneficially own all of the shares held by Bright Unison Limited.

Bangxin Zhang, a citizen of the People's Republic of China, is the beneficial owner of 59,550,000 Class B common shares, which may be converted into 59,550,000 Class A common shares within 60 days of the filing date.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Bright Unison Limited may also be deemed to have sole voting power with respect to all of the shares beneficially owned by Bangxin Zhang.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

CUSIP No. G8663P 108	13G	Page 8 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2011

Bright Unison Limited	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Director

Bangxin Zhang	/s/ Bangxin Zhang
Bangxin Zhang

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement